Exhibit 99.3

Abits Group Inc Reports Unaudited Financial Results for the First Half of 2025

Hong Kong, August 13, 2025 (GLOBE NEWSWIRE) – Abits Group Inc (NASDAQ: ABTS) is pleased to announce its half-year results for the period ended June 30, 2025.

The operating profit from mining operations for the six months to June 30, 2025 was $2.138 million, an improvement of nearly 6% from the corresponding period last year. This was despite the halving of the mining rewards from late April 2024 which reduced total output to 40.27 bitcoins in the first half of 2025 (61.53 bitcoins in the same period of 2024).

An improvement in the average price of bitcoins of $95,843 (2024: $59,628) and a maiden contribution from the Memphis hosting facility in the last quarter helped to compensate for the shortfall. The loss before interest and taxation was $0.25 million (2024:$0.14 million) due to a higher depreciation charge for the additional machines. After accounting further for an interest expense of $90,000 because of the loan taken to finance the Memphis investment, the operating result before taxation was a loss of $0.34 million (2024: $0.14 million).

The Company’s main mining site at Duff, Tennessee is now operating at an optimum. The load is 12mW and the output approximately 500 pH/s. In the first quarter of 2025, we successfully installed and operated two water wells, effectively reducing the water bill by as much as $25,000 per month. The electricity bills are higher for this six months than the same period last year because of a hike in the natural gas rate but the average cost per kWH is still maintained at well below $0.04 kWH.

For the Company’s second site in Memphis which is operating under a hosting joint-venture with the local utility board, about 2600 S19XPs have been installed since April 2025. The output is approximately 300 pH/s.

The Company has been exchanging its bitcoin for cash to meet its working capital requirement since the second half of 2023 and in this first half of 2025, it sold 27.15 bitcoins with its holdings as stock at $1.96 million on June 30, 2025. In March 2025, the Company took an external loan of $3.0 million to finance the equipment for hosting facility in Memphis.

The Company expects the second half of 2025 to boost an improvement for the full year as the hosting facility in Memphis kicks into full gear, barring sharp declines in bitcoin prices.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact

ir@abitsgroup.com

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		$145,143	$1,118,929
Receivable and other receivables		492,791	398,707
Accounts prepaid		50,000	160,000
Total current assets		687,934	1,677,636

Digital assets	1	1,964,090	257,753
Property, equipment and vehicles	2	10,844,606	9,435,908

TOTAL ASSETS		13,496,630	11,371,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Other payables and accruals		$845,206	$990,346
Loan	3	2,625,000	-
Total Liabilities		3,470,206	990,346
Stockholders’ Equity
Preferred stock, $0.01515 par value, authorized; 3,333,333 shares, 333,333 shares issued and outstanding as of June 30, 2025 and December,31 2024		$5,050	$5,050
Common stock, $0.015 par value, authorized: 10,000,000 shares. Issued and outstanding: 2,370,139 shares as of June 30, 2025 and December,31, 2024		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(79,158,170)	(78,803,383)
Accumulated other comprehensive income		(146,203)	(146,463)
Total Shareholders’ Equity		10,026,424	10,380,951
Total Liabilities and Shareholders’ Equity		$13,496,630	$11,371,297

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2025	June 30, 2024
Revenue	4	$3,995,558	$3,669,627
Direct costs of revenue		(1,856,866)	(1,647,732)
Profit from operations		2,138,692	2,021,895
General and administrative expenses		(1,133,589)	(1,119,138)
Depreciation		(1,619,905)	(1,274,029)
Fair value changes of digital assets		364,800	357,308
Loss before interest and taxes		(250,002)	(13,964)
Interest expense	3	(90,000)	-
Loss before tax		(340,002)	(13,964)
Income taxes		(14,785)	-
Loss after tax		(354,787)	(13,964)
Foreign exchange adjustment		260	(17,382)
Comprehensive loss for the period		$(354,527)	$(31,346)

Basic and diluted loss per ordinary share		$(0.15)	$(0.013)
Basic and diluted average number of ordinary shares outstanding		2,370,139	2,370,139

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

							Accumulated
	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total

Balance, December 31, 2023	333,333	5,050	2,370,139	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Net loss for the year	-	-	-	-	-	(909,660)	-	(909,660)
Foreign exchange adjustment	-	-	-	-	-	-	(22,049)	(22,049)
Balance, December 31, 2024	333,333	5,050	2,370,139	35,554	89,290,193	(78,803,383)	(146,463)	10,380,951
Net loss for the period	-	-	-	-		(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-		-	260	260
Balance, June 30, 2025	333,333	5,050	2,370,139	35,554	89,290,193	(79,158,170)	(146,203)	10,026,424

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	June 30, 2024
Net loss for the period	$(354,787)	$(13,964)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, equipment and vehicles	1,619,905	1,274,028
Changes in operating assets and liabilities:
Receivables, other receivables and prepaid	15,916	403,544
Other payable and accruals	(145,140)	(84,909)
Digital assets	(1,706,337)	(352,026)
Net cash (used in)/generated from operating activities	(570,443)	1,226,673

Cash from Investing activities:
Purchase of property, equipment and vehicles	(3,028,603)	(1,696,907)
Net cash used in investing activities:	(3,028,603)	(1,696,907)
Cash from financing activities:
Loan from a third party	3,000,000	-
Repayments of loan	(375,000)	-
Net cash generated from financing activities	2,625,000	-
Effect of exchange rates on cash and cash equivalents	260	(17,382)
Net decrease in cash and cash equivalents	(973,786)	(487,616)
Cash and cash equivalents, beginning of period	1,118,929	884,199
Cash and cash equivalents, end of period	$145,143	$396,583